United States securities and exchange commission logo





                           April 21, 2022

       Stamatios Tsantanis
       Chairman & Chief Executive Officer
       United Maritime Corp
       154 Vouliagmenis Avenue
       166 74 Glyfada
       Greece

                                                        Re: United Maritime
Corp
                                                            Amendment No. 1 to
Draft Registration Statement on Form 20FR-12B
                                                            Submitted April 14,
2022
                                                            CIK No. 0001912847

       Dear Mr. Tsantanis:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amended Draft Registration Statement on Form 20FR-12B

       United Maritime Predecessor Financial Statements, page F-1

   1. Please provide updated financial statements and corresponding information throughout your submission in
accordance with Item 8.A.4. of Form 20-F.
 Stamatios Tsantanis
FirstName   LastNameStamatios Tsantanis
United Maritime   Corp
Comapany
April       NameUnited Maritime Corp
       21, 2022
April 221, 2022 Page 2
Page
FirstName LastName
        You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz,
Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at
(202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:      Will Vogel